Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

September 8, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 8, 2025, The Nasdaq Stock Market (the "Exchange") received from Bruker Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


6.375% Mandatory Convertible Preferred Stock, Series A


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,